May 7, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Celyad SA, formerly known as Cardio3 Biosciences SA
Draft Registration Statement on Form F-1
Submitted March 31, 2015
CIK No. 0001637890

Dear Mr. Riedler:

This letter is submitted on behalf of Celyad SA, formerly known as Cardio3 Biosciences SA (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated April 27, 2015 addressed to Christian Homsy, Chief Executive Officer of the Company (the “Comment Letter”), with respect to the Company’s Draft Registration Statement on Form F-1, filed on March 31, 2015 (the “Initial Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement on Form F-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the comments of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Initial Registration Statement, and page references in the responses refer to the Registration Statement.

Prospectus summary

Business Overview, page 1

1.	Please describe the meaning and significance of the term “chimeric antigen receptor” the first time you use them in this section.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 1, 71 and 101 of the Registration Statement.

Our Product Pipeline, page 2

2.	We note that your pipeline indicates that you plan to identify targets for your two earliest-stage CAR T-Cell programs in 2015. We also note your disclosure on page 111 of the registration statement noting that these two additional CAR T- cell programs are in very early pre-clinical development. In light of the early stage of development with respect to these products and the fact that you have not yet identified the specific target for application of the product candidates, please remove both of the early-stage CAR T-cell programs from the pipeline table here and on page 102 of the prospectus.

RESPONSE: The Company respectfully advises the Staff that it has included an updated pipeline chart in the Registration Statement, which provides further clarification of the nature of the Company’s product candidates and development programs. Please see pages 2 and 104 for the updated pipeline chart.

In addition, to the Company’s clinical-stage product candidates, the Company also has active pre-clinical development programs where the targets of the development programs have been identified, therefore, the Company believes that such pre-clinical development programs should be included in its pipeline chart to give potential investors a complete picture of the breadth of its potential product candidate portfolio.

The Company plans to test CAR-NKG2D, which is in clinical development for AML and MM, as a treatment for other types of blood cancers and solid tumors that express NKG2D ligands. The target of the treatment in each such case will be the NKG2D ligands expressed by the cancer cells. As noted in the Registration Statement, NKG2D ligands are present on numerous cancer cell types and CAR-NKG2D has already been tested in pre-clinical models of lymphoma, ovarian cancer and myeloma.

The Company is also developing the following additional CAR T-cell therapies, all of which are in pre-clinical development:

1.	CAR T-cell that expresses NKp30, another activating receptor of NK cells, which will target NKp30 ligands present on multiple cancer cell types.

2.	CAR T-cell therapy that targets B7H6, which is a NKp30 ligand expressed on multiple cancer cells.

3.	Allogeneic CAR T-cell therapy that targets T-cell receptors in order to inhibit their function and thereby avoid an immune reaction.

In each of these cases, the target of the applicable therapy has been identified, even though the specific cancer types that will be tested in clinical development have not yet been selected. The Company has provided additional information on each of these other pre-clinical development programs in the Registration Statement, and has clarified that such programs are in pre-clinical development as opposed to very early pre-clinical development to avoid confusion for potential investors. Please see revisions on pages 103, 113, and 114 of the Registration Statement.

Our Product Pipeline

C-Cure for Ischemic Heart Failure, page 2

3.	Please describe the meaning and significance of the following terms the first time you use them in this section:

•	cardio progenitor cell, or cardiopoietic cells; and

•	cytokines.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment to delete the term “cardiac progenitor cell” and to provide definitions for the other terms. Please see revisions on pages 2 and 101 of the Registration Statement.

4.	Please briefly describe the difference between NYHA Classes II, III and IV ischemic HF when you first refer to them in this section.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 2 of the Registration Statement.

Phase 2 Clinical program, page 3

5.	Please revise your prospectus summary to remove any reference to p-values. Discussion of p-values and what these values indicate about the statistical significance of clinical results should be limited to sections of the prospectus where additional information on clinical results provides context for evaluating such information.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 3 of the Registration Statement.

Phase 3 Clinical Program CHARt-2, page 3

6.	We note your disclosure that you are currently in discussions with the FDA regarding the design of this trial and that you anticipate initiating CHART-2 pending FDA clearance. Please expand your disclosure to clarify that the FDA currently has a clinical hold on your IND for C-Cure which prevents the initiation of your Phase 3 clinical trial of C-Cure for the treatment of ischemic HF in the United Stated and Europe and why the FDA has implemented the clinical hold. In this regard, you should highlight both the FDA’s concerns with respect to the use of C-Cath and any other concerns expressed by the FDA. Please also make conforming changes in your Business section.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 4, 5, 16 and 109 of the Registration Statement.

Risks Associated With Our Business, page 4

7.	Please expand the third bullet point in this section to disclose that there is a clinical hold by the FDA on your IND for C-Cure which prevents the initiation of your Phase 3 clinical trial of C-Cure for the treatment of ischemic HF in the United Stated and Europe.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 5 of the Registration Statement.

Risk Factors

Risks Related to Product Development, Regulatory Approval and Commercialization

We face intense competition and rapid technological change and the possibility..., page 28

8.	Please expand your disclosure in this risk factor to provide a brief discussion of your competitors for you main product candidates C-Cure and CAR-NKG2D.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 29 of the Registration Statement.

Risks Related to Intellectual Property

We depend on intellectual property licensed from third parties and termination..., page 30

9.	Please expand your disclosure in this risk factor to identify the companies from whom you have licensed intellectual property and under what circumstances they can terminate their license agreements with you.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 31 of the Registration Statement.

We may not be able to protect our intellectual property rights throughout the world, page 32

10.	We note your disclosure in this risk factor which states, “The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally.” Please revise your disclosure to identify the countries to which you are referring in this statement.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 38 of the Registration Statement.

Risks Related to Our Organization, Structure and Operation

We are highly dependent on our key personnel, and if we are not successful..., page 37

11.	We note your disclosure which states, “We are highly dependent on members of our executive management team particularly our chief executive officer, Christian Homsy, and our other scientific and medical personnel.” Please expand your disclosure to identify the “other scientific and medical personnel” to whom you are referring.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment to remove the reference to “other scientific and medical personnel”. Please see revisions on page 39 of the Registration Statement.

Forward-Looking Statements, page 56

12.	The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933 do not apply to initial public offerings. Please remove all references to these from your submission.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 58 of the Registration Statement.

Market information, page 58

13.	In addition to the information in the tables on page 58 of your submission listing the highest and lowest closing prices for your ordinary shares over the past several years, quarters, and months, please also provide the average daily trading volume for your ordinary shares on Euronext Brussels for each of the periods listed.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 60 of the Registration Statement.

Management’s discussion and analysis of financial condition and results of operations

Overview, page 69

14.	Please provide the percentage of earn-out royalty payments that you are obligated to pay upon achievement of sale milestones in connection with your acquisition of CorQuest Medical, Inc.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 72 of the Registration Statement.

Unaudited pro forma condensed combined financial information, page 93

15.	Please revise your filing to include the audited financial statements of Oncyte LLC as indicated in the first paragraph on page 94.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on the “Index to Financial Statements” contained on page F-1 of the Registration Statement to include reference to the audited financial statements of the OnCyte Clinical Trials Program (“OnCyte”) and the inclusion of the financial statements of OnCyte and the accompanying Independent Auditors’ Report into the Registration Statement beginning on page F-57 of the Registration Statement. Additionally, the Company has inserted reference to Gallagher, Flynn & Company, LLP, the independent accountants of OnCyte, in the “Experts” section on page 216 and has revised the Exhibit Index to include reference to the consent of Gallagher, Flynn & Company, LLP, as Exhibit Number 23.2.

16.	Please explain to us why no in-process research and development, goodwill or apparent bargain purchase exists in the acquisition of Oncyte LLC. To the extent appropriate, reference for us the authoritative literature you rely upon to support your assertion.

RESPONSE: The Company respectfully submits the following summary of the accounting for the assets acquired in the acquisition of Oncyte.

Oncyte is a company that was formed by Celdara Medical LLC (“Celdara”) in January 2015 for the purpose of holding the oncology division of Celdara (comprising a portfolio of drug product candidates including three autologous CAR T-Cell cell therapy products and an allogeneic T-cell platform, targeting a broad range of cancer indications) that was acquired by the Company on January 21, 2015. Of the four assets acquired with the Oncyte business, the only asset with significant value is CAR-NKG2D, which is being tested in a Phase 1 clinical trial that commenced in March 2015. The Company has provisionally recognized in-process research and development assets for CAR-NKG2D comprised of individual patents, protocols, data and other related scientific assets specified in the contractual terms. The value of the three other assets has provisionally been determined to be de minimus.

The acquisition establishes the Company’s entry into the field of immuno-oncology and therefore the Company expects no significant synergies with its other product groups to be realised in the post-acquisition period. Moreover, no deferred taxes have been taken up in the overview of provisional fair value of assets acquired and liabilities assumed since the company intends to elect for IRS Section 338 which will lead to creating a tax deductible depreciation in the U.S. tax books. The consideration transferred for the acquiree consists of cash, shares and future milestones and royalties. The milestones and royalties are considered contingent consideration under IFRS 3. The Company has made a provisional estimate of the fair value of the contingent consideration but this process has not been finalized. Upon finalizing this process the Company will then compare the total value of consideration to the identifiable assets and liabilities of the acquiree and will record goodwill or a bargain purchase gain as appropriate.

In response to the Staff’s comment, the Company has revised the disclosures on pages 99 and F-30 of the Registration Statement to describe the CAR T-cell portfolio of clinical-stage immuno-oncology assets acquired as “In-process research and development” as well as pages 98, 99, 100, F-31 and F-53 to clarify that the fair value of the contingent consideration has been estimated on a provisional basis. In addition, as a result of In-process research and development being classified as an indefinite lived intangible asset, the Company has removed the impact of adjustment 4(f) from the unaudited pro forma statement of operations on page 97 of the Registration Statement as well as the related footnote on page 100 of the Registration Statement related to the amortization of the patent intangibles that were disclosed in the Initial Registration Statement.

Business

17.	Where you discuss the clinical development of C-Cure and CAR-NKG2D, please disclose when the INDs for trials involving these product candidates were submitted to the FDA, the names of the trial sponsor and the subjects of the INDs.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 109 and 113 of the Registration Statement.

Overview, page 99

18.	We note your disclosure in the fourth paragraph on page 11 which states, “Early data from clinical trials involving CAR T-cell therapies have suggested potentially high clinical responses in difficult to treat refractory B lymphocyte, or B-cell, malignancies.” Please expand your disclosure to describe the clinical trials to which you are referring, including the subject of the trials, who conducted them, when they were conducted and what you mean by “potentially high clinical responses.”

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment to clarify the source for the statement regarding clinical responses with CAR T-cell therapies. Please see revisions on page 102 of the Registration Statement.

Cardiovascular Disease

Clinical Development

Phase 2 Clinical Trial, page 105

19.	Please describe the meaning and significance of the term “cryopreserved” when you first use it in this section.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 108 of the Registration Statement.

20.	With respect to the improvements you made to your manufacturing process, please briefly describe the modifications to the release criteria to ensure that desirable cells are not incorrectly rejected and the predictive tests which you believe will allow you to reject patient bone marrow that is unsuitable to yield the required number of cells for effective treatment.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 108 of the Registration Statement.

Oncology

CAR T-Cell Therapy, page 107

21.	Please describe what you mean by “retroviral gene therapy techniques” as discussed in the last paragraph of this section.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 110 - 111 of the Registration Statement.

Pre-Clinical Development, page 109

22.	Please describe the meaning and significance of the term “chemokines” the first time you use it in this section.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 112 of the Registration Statement.

Licensing and Collaboration Agreements Mayo Clinic, page 112

23.	Please revise your disclosure regarding the license agreement with Mayo Clinic to provide the royalty term for which you are required to pay a low single-digit royalty as we deem the duration of royalty payments to be material information that should be reflected in the prospectus.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 116 of the Registration Statement.

Dartmouth College and Celdara, page 113

24.	Please file the Celdara Agreement and the Oncyte APA as exhibits.

RESPONSE: That Company respectfully advises the Staff that it will file the Celdara Agreement and the Oncyte APA as exhibits to the Registration Statement. Please see revisions to the Exhibit Index of the Registration Statement on pages II-7 and II-8 to include as Exhibits the Celdara Agreement and the Oncyte APA.

2010 Dartmouth License Agreement, page 114

25.	We note that, absent early termination, the duration of the 2010 Dartmouth License Agreement and the 2014 Dartmouth License Agreement is conditioned on the expiration date of the last to expire patent right included under the agreements. Please expand your disclosure to provide the expected expiration date of the last to expire patent right under each agreement.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 118 and 119 of the Registration Statement.

Intellectual Property, page 115

26.	With regard to your patent applications, we note that in several areas, you currently state that you have “more than” a certain number of patent applications pending. Please revise your disclosure throughout this section to provide the exact number of patent applications pending.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 120 of the Registration Statement.

27.	We note that you currently provide the dates for when your issued patents will begin to expire. Please expand your disclosure throughout this section to also provide the expected expiration date if your patent applications are approved.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on pages 119 and 120 of the Registration Statement.

Cardiac Injection Catheter Technology Patents, page 117

28.	Please revise your disclosure in this section to provide:

•	the exact number of patents issued in foreign jurisdictions;

•	the foreign jurisdictions in which these patents are issued;

•	the expiration date of these issued patents;

•	the foreign jurisdiction where you have patent applications pending; and

•	the type of patent protection such as composition of matter, use or process that your issued patents provide and that your pending patent applications may provide if approved.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 120 of the Registration Statement.

Cardiac Medical Device Technology Patents, page 117

29.	Please revise your disclosure in this section to provide:

•	the exact number of patent applications pending in foreign jurisdictions;

•	the foreign jurisdictions in which they are pending; and

•	the type of patent protection such as composition of matter, use or process that your pending patent applications may provide if approved.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment. Please see revisions on page 120 of the Registration Statement.

Competition, page 117

30.	Please expand the last paragraph of this section to describe the non-cell based treatments from which you also face competition. Also, please identify any known companies which are currently offering these treatments.

RESPONSE: The Company respectfully advises the Staff that it has removed reference to non-cell based treatments from the Registration Statement, as it does not believe that non-cell based treatments will be competitive with the Company’s product candidates. Please see revisions on page 121 of the Registration Statement.

Medisun, page 159

31.	Please file your JV Agreement with Medisun and your License Agreement with Cardio3 Asia as exhibits to the registration statement.

RESPONSE: The Company respectfully advises the Staff that it does not consider the JV Agreement with Medisun and the License Agreement with Cardio3 Asia (collectively, the “JV Agreements”) material agreements that need to be filed in accordance with Item 601(b)(10) of Regulation S-K. This Item provides that a registrant must file “every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement...” Although the JV Agreements were not made in the ordinary course of business, the Company does not believe that the JV Agreements are material to the Company. Cardio3 Asia was formed for the specific purpose of conducting clinical trials of C-Cure in Greater China, and if such trials are successful commercializing C-Cure in Greater China. However, as of the date hereof, Cardio3 Asia is not conducted any clinical trials of C-Cure in Greater China and it is unlikely that any such trials will commence in the near future. The Company also retains the right to terminate the JV Agreement if (i) the first patient has not been recruited for a clinical trial by June 16, 2015, or (ii) the last patient has not been recruited for a clinical trial by June 16, 2016. For these reasons, the Company does not believe that the JV Agreements are materials agreements that need to be filed as exhibits to the Registration Statement.

Principal shareholders, page 162

32.	Please revise your beneficial ownership table so that it is as of the most recent practicable date.

RESPONSE: The Initial Registration Statement has been revised in response to the Staff’s comment to update the beneficial ownership table to April 20, 2015. Please see revisions on page 164 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 2.2 Summary of significant accounting policies

2.2.6 Intangible assets

(a) Research and development costs, page F-12

33.	You state that technical feasibility of completing the project is met when such project completes successfully Phase III of its development. Your accounting policy for development costs differs from others in your industry. Ostensibly due to the risks and uncertainties relating to regulatory approval and to the research and development process, the six criteria for capitalization are considered not to have been met until a regulatory filing has been made in a major market and approval is considered highly probable. Please revise or advise.

RESPONSE: The Company respectfully advises the Staff that currently, all of the Company’s products are in the research phase and capitalized development costs relate to the development of C-Cathez, the Company’s proprietary catheter for injecting cells into the heart, which is currently being commercialized. According to the capitalization policy for medical devices, C-Cathez costs were capitalized once the Company obtained a CE mark for C-Cathez.

For future development costs, the Company believes that the six criteria for capitalization can be considered as being met in the case of successful completion of a pivotal Phase III trial. Pivotal trials are designed together with, and approved by, regulatory authorities and aimed to, if successful, provide access to commercialization. The Company is active in niche indications with high unmet medical needs. When successful, pivotal clinical trials in such indications have led to regulatory filings in geographies, such as the United States and the European Union, which are considered as strategic by the Company.

2.2.14 Employee benefits

Defined contribution plan, page F-17

34.	You disclose that an external, independent actuary prepares the calculation of the provision for employee benefit plans under the projected unit credit method. While you are not required to make reference to an independent third party, when you do and you attribute the determination of a provision to that third party in a Securities Act filing, you must disclose the name of the independent specialist and provide their consent. However, if you determined the provision and in doing so considered or relied in part upon a report from an independent specialist, please revise your disclosure to so indicate or to attribute the determination of the provision to you. Please see Question 233.02 related to Rule 436 of the Securities Act in the Compliance and Disclosure Interpretations related to Securities Act Rules.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages F-17 to indicate that the determination of the provision for employee benefit pension plans is attributable to the Company with the assistance of an independent third-party actuarial firm.

Share-based payments, page F-18

35.	In section (d) on page F-19 you indicated that previously recognized expenses associated with cancelled unvested awards are credited to retained earnings. Please tell us how your accounting complies with the guidance in paragraph 19 of IFRS 2.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page F-19 to indicate that as the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions and service conditions, it recognizes the impact of the revision to original estimates, if any, in the income statement with a corresponding adjustment to equity. The Company believes that the revised disclosure is consistent with the guidance in paragraph 19 of IFRS 2.

Note 2.14 Business Combinations, page F-29

36.	You disclose the use of independent firms to value the assets acquired and liabilities assumed in your CorQuest Medical, Inc. acquisition as disclosed on page F-29 and your Oncyte LLC acquisition as disclosed on page F-31. Please disclose the names of these independent valuation firms and provide their consents. Otherwise, if you determined the fair values and in doing so considered or relied in part upon reports from independent valuation firms, please revise your disclosure to so indicate or to attribute the determination of fair value to you.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosures on pages F-29 and F-30 to indicate that the determination of fair value is attributable to the Company with the assistance of an independent third-party valuation firm.

37.	Please explain to us why the pro forma revenue and loss disclosed in the penultimate paragraph on page F-31 are significantly different from your unaudited pro forma financial information presented beginning on page 93. In your response, tell us why you appear to include Oncyte grant income in revenues and why your loss appears to have decreased by €760,000 when Oncyte operated at a loss.

RESPONSE: The Company respectfully advises the Staff that the disclosure of pro forma revenue and loss related to the acquisition of Oncyte on page F-31 should not differ from the unaudited pro forma financial information presented elsewhere in the Registration Statement. The Initial Registration Statement has been revised in response to the Staff’s comment. Please see the revision on page F-31 of the Registration Statement. Additionally, the Company advises the Staff that Oncyte grant income is not included in the revised figure disclosed for pro forma revenue and the revised figure disclosed for pro forma loss has not decreased when compared to the historical results of operations of the Company.

Other Comments

38.	We note that there are a number of additional exhibits that still need to be filed. Please provide these exhibits as promptly as possible. Please note that we may have comments on these materials once they are provided.

RESPONSE: The Company respectfully advises the Staff that it has filed several exhibits with the Registration Statements, and will fill the remaining exhibits as soon as they are available with a future amendment to the Registration Statement.

39.	Please confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

RESPONSE: The Company respectfully advises the Staff that the graphics contained in the Registration Statement are the only graphics that the Company intends to include in the prospectus.

40.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company will supplementally provide the Staff with written communications that have been presented to investors in reliance on Section 5(d) of the Securities Act.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1879.

Sincerely,

Laurie A. Burlingame, Esq.

Enclosures

cc:	Jeffrey P. Riedler, United States Securities and Exchange Commission
Mark Brunhofer, United States Securities and Exchange Commission
Lisa Vanjoske, United States Securities and Exchange Commission
Johnny Gharib, United States Securities and Exchange Commission
Bryan Pitko, United States Securities and Exchange Commission
Christian Homsy, Chief Executive Officer, Celyad SA
Mitchell S. Bloom, Esq., Goodwin Procter LLP
Michael E. Bison, Esq., Goodwin Procter LLP